SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 52)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 2 Pages

1)	Names of Reporting Persons M. Rust Sharp
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 52,467+ +Includes currently exercisable options for 41,913 shares.
	6)	Shared Voting Power 21,654,103* *Mr. Sharp is co-trustee with PNC Bank, National Association and Ursula F. Fairbairn with respect to these shares.
	7)	Sole Dispositive Power 52,467+ +Includes currently exercisable options for 41,913 shares.
	8)	Shared Dispositive Power 21,654,103* *Mr. Sharp is co-trustee with PNC Bank, National Association and Ursula F. Fairbairn with respect to these shares.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,706,570
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.56
12)	Type of Reporting Person (See Instructions) IN

Page 2 of 2 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2009:

(a) Amount Beneficially Owned:	21,706,570 shares

(b) Percent of Class:	19.56

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote	52,467+
(ii) shared power to vote or to direct the vote	21,654,103*
(iii) sole power to dispose or to direct the disposition of	52,467+
(iv) shared power to dispose or to direct the disposition of	21,654,103*

+	Includes currently exercisable options for 41,913 shares.
*	Mr. Sharp is co-trustee with PNC Bank, National Association and Ursula F. Fairbairn with respect to these shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

By:	/s/ M. Rust Sharp
Signature - M. Rust Sharp